DAEDALUS VENTURES, INC.
                            KALLISTO VENTURES, INC.
                            NEPTUNUS VENTURES, INC.
                          2000 HAMILTON STREET, #943
                            PHILADELPHIA, PA 19130
                           TEL/FAX: (215) 405-8018


November 3, 2010

VIA EDGAR TRANSMISSION

Attention: Jerard T. Gibson, Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Daedalus Ventures, Inc.
       Registration Statement on Form 10
       Filed September 23, 2010
       File No.: 000-54126

       Kallisto Ventures, Inc.
       Registration Statement on Form 10
       Filed September 23, 2010
       File No.: 000-54127

       Neptunus Ventures, Inc.
       Registration Statement on Form 10
       Filed September 23, 2010
       File No.: 000-54128

Dear Mr. Kluck:

This letter is in response to the comments contained in the Staff's letter to Daedalus Ventures, Inc., Kallisto Ventures, Inc. and Neptunus Ventures, Inc. (collectively the "Company"), concerning Form 10-12(g) (the "Original Registration Statement"), and dated October 20, 2010 (the "Comment Letter"). We have filed an amendment to the Original Registration Statement ("Amendment No. 1") concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1.

       On behalf of the Company, the following are our responses to the Staff's comments:

General

   1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Exchange Act. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

RESPONSE:  Noted.

Item 1. Business

(b) Business of Issuer, page 1

   2. You indicate in the risk factor at the top of page 5 that there exists significant competition that could affect your ability to consummate a successful business transaction. With a view towards balancing disclosure, please discuss the reasons why a target company would enter into a business combination with the registrant. We note that the registrant has one shareholder. Please revise accordingly.

RESPONSE: The Company has disclosed (in page 2 of the 3rd paragraph) the reasons why a private operating company would consider a business combination with the Company in order to become public.

   3. We note your disclosure in the Directors and Executive Officers section regarding currently pending "blank check" companies established by Mr. Tay. Please supplement your current disclosure in this section to clarify if Mr. Tay has any specific experience involving business combinations with blank check/shell companies.

RESPONSE: The Company has disclosed (in page 3 of the 4th paragraph) that Mr. Tay is not a professional business analyst and in all likelihood will not be experienced in matters relating to the target business opportunity. The Company further disclosed that Mr. Tay's inexperience and the fact that the analysis and evaluation of a potential business combination is to be taken under his supervision may adversely impact the Company's ability to identify and consummate a successful business combination. The Company has added a new risk factor, in page 5 of the last paragraph, to disclose this as well.

   4. We note that you have no employees and that Mr. Tay is solely responsible for both generating and evaluating potential business combination leads. Please revise to explain, if true, that Mr. Tay will provide all funds necessary to implement your business plan. Please also revise to clarify whether you have any funding alternatives in the event that Mr. Tay cannot provide additional funding. For instance, you note in the risk factors section that you have conducted no market research to evaluate any potential business opportunities. Explain more specifically how Mr. Tay plans to identify merger acquisition targets. Please note that any known terms for such funding should be disclosed.

RESPONSE: The Company has disclosed (in page 2 of the last paragraph) that Mr. Tay has orally promised to provide the Company with additional funding in order to implement its business plan, and that it has no funding alternatives to date. In addition, the Company also disclosed (in page 3 of the 3rd paragraph) how it plans to search for merger acquisition targets.

   5. We note your risk factor disclosure and your disclosure elsewhere of Mr. Tay's engagement in outside business activities. Please add disclosure regarding any specific conflicts of interest involving your sole officer. Please also disclose the nature of any of his business activities that possess similar investment objectives to you. For example, please discuss how Mr. Tay will identify a target for this registrant in relation to the other similar blank check/shell companies where he is an officer, director or shareholder. Please discuss any related conflicts of interest and how such conflicts will be resolved.

RESPONSE: The Company has disclosed (in page 4 of the third paragraph) conflicts of interest involving the Company's sole officer with other blank check companies, and how the sole officer will identify a target for the Company in relation to the other similar blank check companies where he is an officer, director or shareholder. The Company has also added a new risk factor, entitled "There may be a conflict of interest between us and other blank check shell companies owned and managed by our sole officer and director" (in page 6 of the second paragraph), to discuss this and how such conflicts will be resolved.

Form of Acquisition, page 3

   6. Please revise in this section and elsewhere in your filing to provide an estimate of how much time you believe that Mr. Tay will devote to your business.

RESPONSE: The Company has disclosed in this section (in page 5 of the 2nd paragraph) and elsewhere, that Mr. Tay will devote approximately five (5) hours per week to the Company's business until the acquisition of a successful business opportunity has been identified.

Item 1A.  Risk Factors, page 4.

   7. Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please disclose the losses you have incurred and your net working capital deficiency. Refer to Item 503{copyright} of Regulation S-K.

RESPONSE: The Company has added a new risk factor, entitled "Our independent auditor has raised doubt about our ability to continue as a going concern" (in page 5 of the third paragraph of this section) to disclose that there is substantial doubt about the Company's ability to continue as a going concern. In this risk factor, the Company also disclosed the losses the Company has incurred and working capital deficit as at August 31, 2010.

"There may be conflicts of interest between our management and non -management stockholders{ellipsis}," page 4

   8. The registrant appears to have one stockholder who owns a 100% of the common stock outstanding. Please revise to discuss how this risk is applicable to your company or remove the risk factor.

RESPONSE: The Company has removed that risk factor. In its place, the Company has added a new risk factor (in page 5 of the 1st paragraph of this section), entitled "Our sole officer and director will allocate his time to other business, thereby causing conflicts of interests in his determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to consummate a business combination."

Item 2. Financial Information

Management's Discussion and Analysis or Plan of Operation, page 9

   9. You indicate that you believe your treasury and additional funds from "stockholders, management or other investors" will provide the necessary funding to the company to implement its business plan. Please revise to clarify, if true, that Mr. Tay is the only source of such funding. Alternatively, revise to identify other persons or sources that may help defray these costs.

RESPONSE: The Company has revised this section (in page 11 of the last paragraph, and page 12 of the 3rd paragraph) to disclose that it depends on its sole officer and director, Mr. Tay, to provide the necessary funds to implement its business plan. The Company further discloses in this section that it has not contacted potential investors to help fund its business activities, and it has not entered into any credit facility agreements or other financing arrangement.

   10. Please clarify, if true, that you currently do not have any money in your treasury.

RESPONSE: The Company has revised to disclose in this section (in page 12 of the 3rd paragraph) that it has no money in its treasury.

   11. Please disclose whether the company has the obligation or intent to reimburse the aforementioned funds.

RESPONSE:   The  Company has disclosed in this section (in page 11 of the  last paragraph) that it intents to reimburse Mr. Tay for any loans he makes to the Company.

   12. Please revise to discuss Mr. Tay's obligations, if any, to provide funds necessary to implement your business plan.

RESPONSE: The Company has disclosed (in page 12 of the 3rd paragraph) that Mr. Tay has verbally promised to provide the Company with funding to implement its business plan.

   13. We note your statement in paragraph 5 in this section that you "may consider a business which has recently commenced operations, is a development company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital." Considering you do not have any funds, please clarify how you will provide start-up financing to a developing company or additional capital to a struggling company.

RESPONSE: The Company has disclosed (in page 12 of the 5th paragraph) that a target business may seek a combination with the Company despite its financial position, because a target business may be in a better position, either to conduct a future public offering of its securities, or to undertake a private placement with registration rights, than if it were a privately held company. The Company further discloses (in page 12 of the 7th paragraph) that it will have no cash or other assets to provide a target business, other than providing a controlling interest in a reporting company without the time required to become a reporting company by other means.

Item 5. Directors, Executive Officers

A. Identification of Directors and Executive Officers, page 12

   14. Please revise your disclosure to reference specific activities conducted by Mr. Tay in the past five years and provide the specific dates that he began and ended with any of such entities where he was employed.

RESPONSE: The Company has revised its disclosure (in page 14 of the 2nd paragraph) to provide Mr. Tay business activities for the past five years and also previously.

Item 6. Executive Compensation, page 13

   15. We note your disclosure that you have not paid any cash remuneration to your officer and directors since inception. However, we note your disclosure on page 14 that you paid 31,390,000 shares to Mr. Tay in consideration of his services founder services rendered to you. Please be aware that the disclosure requested by Item 402 of Regulation S-K applies to any type of compensation received by officers and directors from any source related to their activities and services provided to you. Therefore, please revise your disclosure to provide this information or advise us why such shares are not considered compensation.

RESPONSE: The Company has revised this entire section (starting in page 15), and included a "Summary Compensation Table," (in page 16) to disclose information concerning cash and non-cash compensation paid by the Company to its named executive officer, Mr. Tay. The Company has also disclosed in this section, the issuance of shares to Mr. Tay for his services in forming the Company and developing its business concept and plan.

Item 7. Certain Relationships and Related Transactions, page 12

   16. Please disclose whether Mr. Tay paid any portion of the $3,139 that served as consideration for the shares he received. Refer to Item 404 of Regulation S-K.

RESPONSE: The Company has revised this section (in page 16 of the 2nd paragraph of this section) to quantify the amount of consideration paid by Mr. Tay in exchange for his shares. The Company has also revised Item 10 (in page
17) with this disclosure.

   17. Please state the name of your promoter.

RESPONSE: The Company disclosed in this section (in page 17) that it has not had a promoter at anytime.

Item 9. Market for Common Equity and Related Stockholder Matters, page 12

   18. Please revise to discuss how Rule 144 applies to your outstanding shares. Refer to Item 201(a)(2)(ii) of Regulation S-K. Please also refer specifically to the application of Rule 144(i)

RESPONSE: The Company has disclosed in this section (in page 17 under Item 9) how Rule 144 and Rule 144 (i) applies to the Company's outstanding shares.

Item 15. Financial Statements and Exhibits, page 26

   19. We note that you have filled a form of common stock purchase agreement as Exhibit 3.3 to this registration statement. Please file an executed copy of the agreement or tell is why it appropriate to file the form of agreement.

RESPONSE: The Company has filed, in Amendment No.1, an executed copy of the common stock purchase agreement as Exhibit 10.

       As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the "Commission"); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

       We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.


                                 Respectfully yours,

                                 Daedalus Ventures, Inc.,
                                 Kallisto Ventures, Inc. and
                                 Neptunus Ventures, Inc.



                                 /s/ William Tay
                                 ------------------------------------------
                                 By: William Tay
                                 Title: President and Director